

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2013

<u>Via E-mail</u>
Henry Fong
President
Greenfield Farms Food, Inc.
2840 Highway 95 Alt. S, Suite 7
Silver Springs, NV 89429

> **Re: Greenfield Farms Food, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed July 16, 2013**
> **File No. 000-54364**

Dear Mr. Fong:

We have limited our review of your filing to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

<u>The Reverse Split, page 2</u>

1. We note that it appears that the reverse stock split is intended, in part, to facilitate your acquisition of Carmela's Pizzeria. Please revise the preliminary information statement to include the information required by Item 14 of Schedule 14A with regard to this acquisition or provide us with your analysis as to why you believe you are not required to provide this information. Refer to Note A of Schedule 14A, which applies to you through Item 1 of Schedule 14C.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen for

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Aaron Grunfeld, Esq.